•	On the Contract Date, the Income Base is equal to the initial premium payment.

•	Each Contract Year, the Income Base is increased by 3%.

•

At the end of the tenth Contract Year, the GMIB Option can be exercised and minimum fixed monthly payments may begin. In the Monthly Income Benefit column we show that $896 is the monthly payment that would be received assuming a male age 70 applied the Income Base of $134,392 to a lifetime option with fixed payments.

Example 3:  Impact of a Partial Withdrawal

The values shown are based on the following assumptions:

Owner age at issue = 60

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

Fixed Annuity Settlement Option 3 (Lifetime Payment Option) chosen

Each Contract Year, Accumulated Value is increased by 3.5%, except Contract Year 8 where Accumulated Value is decreased by 30%.

Contract Year (end of year)	Age	Premium Payment	Withdrawal	Accumulated Value	Income Base	Monthly Income Benefit Based on Accumulated Value	Monthly Income Benefit Based on Income Base
1	61	$100,000	$0	$103,500	$103,000	$0	$0
2	62		$0	$107,123	$106,090	$0	$0
3	63		$0	$110,872	$109,273	$0	$0
4	64		$0	$114,752	$112,551	$0	$0
5	65		$10,000	$108,769	$106,167	$0	$0
6	66		$0	$112,576	$109,352	$0	$0
7	67		$0	$116,516	$112,632	$0	$0
8	68		$0	$81,561	$116,011	$0	$0
9	69		$0	$84,416	$119,491	$0	$0
10	70		$0	$87,370	$123,076	$583	$821

•	On the Contract Date, the Income Base is equal to the initial premium payment.

•	Each Contract Year, the Income Base is increased by 3%.

•

A partial withdrawal of $10,000 is taken in the fifth Contract Year. The Income Base is reduced in direct proportion to the reduction in Accumulated Value for the partial withdrawal. To determine the amount by which the Income Base is reduced, we multiply the Income Base prior to the withdrawal by a percentage amount equal to the amount of the partial withdrawal divided by the Accumulated Value prior to the withdrawal (“partial withdrawal percentage”). The Income Base prior to the partial withdrawal is $115,927 (Income Base in Contract Year four ($112,551) multiplied by 1.03 (representing an assumed annual increase in the Income Base of 3%)). The partial withdrawal percentage equals 8.42% (the amount of the partial withdrawal ($10,000) divided by the Accumulated Value prior to the partial withdrawal ($118,769)). The partial withdrawal reduces the Income Base by $9,760 (partial withdrawal percentage (8.42%) multiplied by $115,927). The Income Base following the partial withdrawal is $106,167 (Income Base prior to the partial withdrawal ($115,927) minus the partial withdrawal reduction ($9,760)).

•	The Accumulated Value is reduced by the amount of the partial withdrawal.

•

At the end of the tenth Contract Year, the GMIB Option can be exercised and minimum fixed monthly payments may begin. The Monthly Income Benefit of $821 is the monthly payment that would be received by applying the Income Base of $123,076 to a lifetime settlement option with fixed payments for a male age 70.

Examples for Guaranteed Minimum Accumulation Benefit (“GMAB”) Option

The following examples demonstrate, on a purely hypothetical basis, the operation of the GMAB Option.

Example 1:  Setting of Initial Values

The values shown are based on the following assumptions:

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

No withdrawals are taken

Contract Year (beginning of year)	Premium Payment	Withdrawal	Accumulated Value	Guaranteed Accumulation Amount
1	$100,000	$0	$100,000	$100,000

On the Contract Date, the Guaranteed Accumulation Amount is equal to the initial premium payment. The Guaranteed Accumulation Amount will be increased by any additional premium payments received in the first 120 days beginning on the Contract Date.

Example 2:  Decline in Accumulated Value

The values shown are based on the following assumptions:

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

No withdrawals are taken

Each Contract Year, Accumulated Value is increased by 3.5%, except Contract Year 8 where Accumulated Value is decreased by 30%.

Contract Year (end of year)	Premium Payment	Withdrawal	Accumulated Value	Guaranteed Accumulation Amount	Guaranteed Accumulation Payment
1	$100,000	$0	$103,500	$100,000	$0
2			$107,123	$100,000	$0
3			$110,872	$100,000	$0
4			$114,752	$100,000	$0
5			$118,769	$100,000	$0
6			$122,926	$100,000	$0
7			$127,228	$100,000	$0
8			$89,060	$100,000	$0
9			$92,177	$100,000	$0
10			$95,403	$100,000	$4,597

•	On the Contract Date, the Guaranteed Accumulation Amount is equal to the initial premium payment of $100,000.

•

At the end of the tenth Contract Year, the Accumulated Value is less than the Guaranteed Accumulation Amount. The Accumulated Value is increased by $4,597, the amount of the Guaranteed Accumulation Payment.

Example 3:  Impact of a Partial Withdrawal

The values shown are based on the following assumptions:

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

Each Contract Year, Accumulated Value is increased by 3.5%.

Contract Year (end of year)	Premium Payment	Withdrawal	Accumulated Value	Guaranteed Accumulation Amount	Guaranteed Accumulation Payment
1	$100,000	$0	$103,500	$100,000	$0
2		$0	$107,123	$100,000	$0
3		$0	$110,872	$100,000	$0
4		$0	$114,752	$100,000	$0
5		$10,000	$108,769	$91,580	$0
6		$0	$112,576	$91,580	$0
7		$0	$116,516	$91,580	$0
8		$0	$120,594	$91,580	$0
9		$0	$124,815	$91,580	$0
10		$0	$129,183	$91,580	$0

•	On the Contract Date, the Guaranteed Accumulation Amount is equal to the initial premium payment of $100,000.

•	A partial withdrawal of $10,000 is taken in year five.

•

As a result of the partial withdrawal, the Guaranteed Accumulation Amount is reduced in direct proportion to the reduction in Accumulated Value for the partial withdrawal. To determine the amount by which the Guaranteed Accumulation Amount is reduced, we multiply the Guaranteed Accumulation Amount prior to the withdrawal by a percentage amount equal to the amount of the partial withdrawal divided by the Accumulated Value prior to the withdrawal (“partial withdrawal percentage”). The Guaranteed Accumulation Amount prior to the partial withdrawal is $100,000. The partial withdrawal percentage equals 8.42% (the amount of the partial withdrawal ($10,000) divided by the Accumulated Value prior to the partial withdrawal ($118,769)). The partial withdrawal reduces the Guaranteed Accumulation Amount by $8,420 (partial withdrawal percentage (8.42%) multiplied by $100,000). The Guaranteed Accumulation Amount following the partial withdrawal is $91,580 (Guaranteed Accumulation Amount prior to the partial withdrawal ($100,000) minus the partial withdrawal reduction ($8,420)).

•

At the end of the tenth Contract Year, the Accumulated Value is greater than the Guaranteed Accumulation Amount. There is no Guaranteed Accumulation Payment and the Accumulated Value remains unchanged.

APPENDIX B

Calculating Variable Annuity Payments

The following charts have been prepared to show how investment performance could affect variable annuity payments over time. Each chart illustrates the variable annuity payments under a supplemental agreement issued in consideration of proceeds from a Non-Qualified Contract. Each chart illustrates certain variable annuity payments under five hypothetical rate of return scenarios. The first chart reflects the deduction of the guaranteed maximum mortality and expense risk charge while the second chart reflects the deduction of the current mortality and expense risk charge. Of course, the illustrations merely represent what such payments might be under a hypothetical supplemental agreement issued for proceeds from a hypothetical Contract.

What the Charts Illustrate.  Each chart illustrates the first monthly payment in each of 25 years under a hypothetical variable payment supplemental agreement issued in consideration of proceeds from a hypothetical Non-Qualified Contract assuming a different hypothetical rate of return for a single Subaccount supporting the agreement. Each chart assumes that the first monthly payment in the initial year shown is $1,000.

Hypothetical Rates of Return.  In each chart, the variable annuity payments reflect five different assumptions for a constant investment return before fees and expenses: 0.00%, 3.04%, 6.08%, 9.04%, and 12.00%. Under the first chart, net of all expenses, these constant returns are: (2.28)%, 0.76%, 3.80%, 6.76%, and 9.72%. Under the second chart, net of all expenses, these constant returns are: (2.08)%, 0.96%, 4.00%, 6.96%, and 9.92%. The first variable annuity payment for each year reflects the 4% Assumed Interest Rate net of all expenses for the Subaccount (and the underlying Funds) pro-rated for the month shown. Fund management fees and operating expenses are assumed to be at an annual rate of 0.88% of their average daily net assets. This is the average of Fund expenses shown in the Annual Investment Option Expenses table beginning on page 5. The first chart assumes the deduction of the guaranteed maximum mortality and expense risk charge at an annual rate of 1.40% while the second chart assumes the deduction of the current mortality and expense risk charge at an annual rate of 1.20%.

The first monthly variable annuity payments depicted in each chart are based on a hypothetical settlement option agreement and hypothetical investment results and are not projections or indications of future results. The Company does not guarantee or even suggest that any Subaccount, Contract or agreement issued by it would generate these or similar monthly payments for any period of time. Each chart is for illustration purposes only and does not represent future variable annuity payments or future investment returns. The first variable annuity payment in each year under an actual settlement option agreement issued in connection with an actual Contract will be more or less than those shown if the actual returns of the Subaccount(s) selected by the Owner are different from the hypothetical returns. Because a Subaccount’s investment return will fluctuate over time, variable annuity payments actually received by a payee will be more or less than those shown in this illustration. Also, in an actual case, the total amount of variable annuity payments ultimately received will depend upon the settlement option selected and the life of the payee. See the Prospectus section titled “SETTLEMENT OPTIONS—Election of Settlement Options and Annuity Payments.”

Assumptions on Which the Hypothetical Settlement Option Agreement and Contract are Based.  Each chart reflects a hypothetical supplemental agreement and Contract. These, in turn, are based on the following assumptions:

•	The hypothetical Contract is a Non-Qualified Contract

•	The supplemental agreement is issued in consideration of proceeds from the hypothetical Contract

•	The proceeds applied under the agreement represent the entire Net Accumulated Value of the Contract and are allocated to a single Subaccount

•	The single Subaccount has annual constant rates of return before fees and expenses of 0.00%, 3.04%, 6.08%, 9.04%, and 12.00%

•	Assumed Interest Rate is 4% per year

•	The payee elects to receive monthly variable annuity payments

•	The proceeds applied to the purchase of annuity units as of the effective date of the agreement under the annuity settlement option selected results in an initial variable annuity payment of $1,000

For a discussion of how an Owner or payee may elect to receive monthly, quarterly, semi-annual or annual variable annuity payments, see “SETTLEMENT OPTIONS.”

Assumed Interest Rate.  Among the most important factors that determines the amount of each variable annuity payment is the Assumed Interest Rate. Under supplemental agreements available as of the date of this Prospectus, the Assumed Interest Rate is 4%. Variable annuity payments will increase in size from one annuity payment date to the next if the annualized net rate of return during that time is greater than the Assumed Interest Rate, and will decrease if the annualized net rate of return over the same period is less than the Assumed Interest Rate. (The Assumed Interest Rate is an important component of the net investment factor.) For a detailed discussion of the Assumed Interest Rate and net investment factor, see “SETTLEMENT OPTIONS.”

The $1,000 Initial Monthly Variable Annuity Payment.  The hypothetical supplemental agreement has an initial monthly variable annuity payment of $1,000. The dollar amount of the first variable annuity payment under an actual agreement will depend upon:

•	the amount of proceeds applied

•	the annuity settlement option selected

•	the annuity purchase rates in the supplemental agreement on the effective date

•	the Assumed Interest Rate under the supplemental agreement on the effective date

•	the age of the payee

•	in most cases, the sex of the payee

For each column in each chart, the entire proceeds are allocated to a Subaccount having a constant rate of return as shown at the top of the column. However, under an actual settlement option agreement, proceeds are often allocated among several Subaccounts. The dollar amount of the first variable annuity payment attributable to each Subaccount is determined under an actual agreement by dividing the dollar value of the proceeds applied to that Subaccount as of the effective date by $1,000, and multiplying the result by the annuity purchase rate in the agreement for the settlement option selected. The amount of the first variable annuity payment is the sum of the first payments attributable to each Subaccount to which proceeds were allocated. For a detailed discussion of how the first variable annuity payment is determined, see “SETTLEMENT OPTIONS.”

Initial Monthly Payments for Each Year Shown,

Assuming a Constant Rate of Return under Alternative Investment Scenarios and

Deduction of Guaranteed Maximum Mortality and Expense Risk Charge

Contract Year	0.00% Gross -2.28% Net	3.04% Gross 0.76% Net	6.08% Gross 380% Net	9.04% Gross 6.76% Net	12.00% Gross 9.72% Net
1	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1000.00
2	940	969	998	1,027	1,055
3	883	939	996	1,054	1,113
4	830	909	994	1,082	1,174
5	779	881	992	1,110	1,239
6	732	854	990	1,140	1,307
7	688	827	989	1,170	1,379
8	647	801	987	1,201	1,455
9	608	776	985	1,233	1,535
10	571	752	983	1,266	1,619
11	536	729	981	1,299	1,708
12	504	706	979	1,334	1,802
13	474	684	977	1,369	1,901
14	445	663	975	1,406	2,006
15	418	642	973	1,443	2,116
16	393	622	972	1,481	2,233
17	369	603	970	1,521	2,355
18	347	584	968	1,561	2,485
19	326	566	966	1,602	2,622
20	306	548	964	1,645	2,766
21	288	531	962	1,688	2,918
22	270	514	960	1,733	3,078
23	254	498	959	1,779	3,248
24	239	483	957	1,827	3,426
25	224	468	955	1,875	3,615

Initial Monthly Payments for Each Year Shown,

Assuming a Constant Rate of Return under Alternative Investment Scenarios and

Deduction of Current Mortality and Expense Risk Charge

Contract Year	0.00% Gross –2.08% Net	3.04% Gross 0.96% Net	6.08% Gross 4.00% Net	9.04% Gross 6.96% Net	12.00% Gross 9.92% Net
1	1,000	1,000	1,000	1,000	1,000
2	942	971	1,000	1,028	1,057
3	886	942	1,000	1,058	1,117
4	835	915	1,000	1,088	1,181
5	786	888	1,000	1,119	1,248
6	740	862	1,000	1,151	1,319
7	697	837	1,000	1,183	1,394
8	656	812	1,000	1,217	1,473
9	618	789	1,000	1,252	1,557
10	581	766	1,000	1,287	1,646
11	547	743	1,000	1,324	1,740
12	515	722	1,000	1,362	1,839
13	485	700	1,000	1,400	1,943
14	457	680	1,000	1,440	2,054
15	430	660	1,000	1,481	2,171
16	405	641	1,000	1,523	2,294
17	381	622	1,000	1,567	2,425
18	359	604	1,000	1,611	2,563
19	338	586	1,000	1,657	2,709
20	318	569	1,000	1,704	2,863
21	300	552	1,000	1,753	3,026
22	282	536	1,000	1,803	3,198
23	266	521	1,000	1,854	3,380
24	250	505	1,000	1,907	3,573
25	236	491	1,000	1,961	3,776

CILAC VA Prospectus

Calculation of 1st Year Expenses

The first year expenses are the sum of the fund expenses, surrender charge, mortality and risk expense, and administrative expense. Rider charges are not assessed in the first policy year; they are assessed starting at the beginning of the second policy year.

The average accumulated value is needed to calculate all of these except for the administrative expense. The average accumulated value is the arithmetic average of the beginning of year and end of year accumulated values.

Example 1

The end of year accumulated value is calculated by applying the net rate of return to the beginning of year accumulated value. In year 1, the net rate of return is 5% - 1.47% - 1.40% - 0.11% = 2.13%.

End of Year Accumulated Value = 10,000 * (1.0213) = 10,202

Average Accumulated Value = (10,000 + 10,202) / 2 = 10,101

Fund Expenses = 1.47% * 10,101 = 148.48

Mortality and Expense Charge = 1.40% * 10,101 = 141.41

Administration Expense = 0.11% * 10,101 = 11.11

Surrender Charges:

Ex 1.1, 1.2:

SC = 10,202 * 7% = 714.14

Ex 1.3:

SC is waived

Total Expenses:

Ex 1.1, 1.2:

1015.14 = 148.48 + 141.41 + 714.14 + 11.11

Ex 1.3:

301.00 = 148.48 + 141.41 + 11.11

Example 2

The end of year accumulated value is calculated by applying the net rate of return to the beginning of year accumulated value. In year 1, the net rate of return is 5% - 0.35% - 1.40% - 0.11% = 3.14%.

End of Year Accumulated Value = 10,000 * (1.0314) = 10,314

Average Accumulated Value = (10,000 + 10,314) / 2 = 10,157

Fund Expenses = 0.35% * 10,157 = 35.55

Mortality and Expense Charge = 1.40% * 10,157 = 142.20

Administration Expense = 0.11% * 10,157 = 11.17

Surrender Charges:

Ex 1.1, 1.2:

SC = 10,314 * 7% = 721.98

Ex 1.3:

SC is waived

Total Expenses:

Ex 1.1, 1.2:

910.90 = 35.55 + 142.20 + 11.17 + 721.98

Ex 1.3:

188.92 = 35.55 + 142.20 + 11.17

Examples 3 & 4

Examples 3 and 4 produce the same numbers as Examples 1 and 2, respectively, because the presence of riders does not impact the year 1 calculations.